UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGRISTRATION

OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]	Merger
[ ]	Liquidation
[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: FPA Paramount Fund, Inc.

3.	Securities and Exchange Commission File No.: 811-00852

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

11601 Wilshire Boulevard, Suite 1200

Los Angeles, CA 90025

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Mark D. Perlow, Esq.

Dechert LLP

One Bush Street, Ste. 1600

San Francisco, CA 94104

(415) 262-4530

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

First Pacific Advisors, LP

11601 Wilshire Blvd., Suite 1200

Los Angeles, CA 90025 (records as prior investment adviser and prior administrator)

(800) 982-4372

State Street Bank and Trust Company

One Lincoln Street

Boston, MA 02111 (records as prior administrator and prior custodian)

617-786-3000

UMB Fund Services, Inc.

235 W. Galena Street

Milwaukee, WI 53212 (records as prior transfer agent and prior shareholder service agent)

(888) 844-3350

UMB Distribution Services, LLC

235 W. Galena Street

Milwaukee, WI 53212 (records relating to its function as prior distributor)

(888) 844-3350

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management company;
[ ]	Unit investment trust; or
[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end	[ ]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

State of Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Investment Adviser:

First Pacific Advisors, LP

11601 Wilshire Blvd., Suite 1200

Los Angeles, CA 90025

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

UMB Distribution Services, LLC

235 W. Galena Street

Milwaukee, WI 53212

13.	If the fund is a unit investment trust (“UIT”) provide: Not applicable.

(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes	[X]	No

If Yes, for each UIT state:

Name(s):

File No.: 811-_________

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place:

May 12, 2020 and July 8, 2020

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the shareholder vote took place:

Shareholder approval was obtained on October 9, 2020.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]	Yes	[ ]	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

October 16, 2020

(b)	Were the distributions made on the basis of net assets?

[X]	Yes	[ ]	No

(c)	Were the distributions made pro rata based on share ownership?

[X]	Yes	[ ]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not applicable

(e)	Liquidations only: Not applicable

Were any distributions to shareholders made in kind?

[ ]	Yes	[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not applicable.

Has the fund issued senior securities?

[ ]	Yes	[ ]	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]	Yes	[ ]	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes	[X]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ]	Yes	[X]	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ]	Yes	[ ]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes	[X]	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$160,313
(ii)	Accounting expenses:	$0
(iii)	Other expenses (list and identify separately):
	Proxy Expenses:	$21,729
	Insurance Expenses:	$0
	Trustee Expenses:	$20,000
	Miscellaneous Expenses	$0

(iv)	Total expenses (sum of lines (i)-(iii) above):	$202,042

(b)	How were those expenses allocated?

No expenses were allocated to the Fund.

(c)	Who paid those expenses?

First Pacific Advisors, LP and Phaeacian Partners LLC. Phaeacian Partners LLC serves as investment adviser of Phaeacian Global Value Fund, a series of Datum One Series Trust.  FPA Paramount Fund, Inc. was reorganized into Phaeacian Global Value Fund.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[X]	Yes	[ ]	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

SEC File Number: 811-00852

Form N-8F Accession Number: 0001104659-21-085114

Filed: June 24, 2021

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes	[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[X]	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

FPA Paramount Fund, Inc. was reorganized into Phaeacian Global Value Fund, a series of Datum One Series Trust.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811- 23556

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Datum One Series Trust

SEC File Number: 811-23556

Form N-14 Accession Number: 0001193125-20-224877

Filed: August 20, 2020

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of FPA Paramount Fund, Inc., (ii) he is the President of FPA Paramount Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ J. Richard Atwood
J. Richard Atwood
President